Filed by Paysafe Limited

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Foley Trasimene Acquisition Corp. II

SEC File No.: 001-39456

Date: March 18, 2021

SUPPLEMENT TO

PROXY STATEMENT FOR SPECIAL MEETING OF STOCKHOLDERS OF

FOLEY TRASIMENE ACQUISITION CORP. II

and

PROSPECTUS FOR UP TO 146,703,345 COMMON SHARES, 48,901,115 WARRANTS AND 48,901,115

COMMON SHARES ISSUABLE UPON EXERCISE OF WARRANTS

OF

PAYSAFE LIMITED

Explanatory Note:

In connection with the litigation described in the section entitled “Summary of the Proxy Statement / Prospectus—Litigation Matters” of the proxy statement/prospectus dated February 26, 2021 (the “Prospectus”) filed by Paysafe Limited, an exempted limited company incorporated under the laws of Bermuda (the “Company”), with the U.S. Securities and Exchange Commission (the “SEC”) pursuant to Rule 424(b)(3) under the Securities Act of 1933, as amended, and forming a part of the Registration Statement (the “Registration Statement”) on Form F-4 (File No. 333-251552) of the Company filed with the SEC on December 21, 2020, as amended and supplemented, the Company and Foley Trasimene Acquisition Corp. II, a Delaware corporation (“FTAC”), are providing certain additional disclosures that are supplemental to those contained in the Prospectus. This disclosure relates only to the securities described in the Prospectus and should be read in conjunction with the Prospectus and Registration Statement, which we urge you to read in its entirety. The Registration Statement can be accessed through the following link: https://www.sec.gov/Archives/edgar/data/1833835/000119312521055290/d18419df4a.htm.

Since the filing of the Prospectus, FTAC, the members of FTAC’s board of directors, the Company, Paysafe Merger Sub Inc., Paysafe Group Holdings Limited, Paysafe Bermuda Holding LLC and Pi Jersey Holdco 1.5 Limited were named as defendants in a lawsuit filed in the Supreme Court of the State of New York, County of New York, captioned Ludmer v. Foley Trasimene Acquisition Corp., et al., Index No. 651296/2021 (and together with the litigation described in the Prospectus, the “Stockholder Litigation”). The complaint generally alleges that the Registration Statement is false and misleading and/or omits material information concerning the Transactions and asserts claims for breach of fiduciary duty against the FTAC board of directors and claims for aiding and abetting against the other defendants. The complaint generally seeks, among other things, injunctive relief and an award of attorneys’ fees and expenses. Defendants believe the claims in the Stockholder Litigation are without merit.

In addition to the Stockholder Litigation, FTAC has received two letters on behalf of putative stockholders alleging that the Registration Statement is false and misleading and/or omits material information concerning the Transactions in violation of the federal securities laws and/or state law fiduciary duties (the “Stockholder Demands”). FTAC believes these claims in the Stockholder Demands are without merit.

The defendants, the Company, and FTAC deny the allegations in the Stockholder Litigation and the Stockholder Demands, and deny any alleged violations of law or any legal or equitable duty. Without admitting in any way that the disclosures below are material or otherwise required by law, the Company and FTAC provide the following information to supplement and update, where applicable, the information contained in the Prospectus solely for the purpose of mooting the allegations in the Stockholder Litigation and the Stockholder Demands.

1)

The section entitled “Proposal No. 1—The Business Combination Proposal—Unaudited Prospective Financial Information—Unaudited Prospective Financial Information Prepared by Paysafe” of the Registration Statement is hereby amended as follows:

a.	The following is added as a new paragraph immediately prior to the first full paragraph on page 142:

i.

The foregoing upside case of Paysafe senior management reflects in each of the years ending December 31, 2021 through 2023 an additional $60 million of Adjusted EBITDA per year from identified cost savings and revenue opportunities. In addition, the upside case reflects in each of the years ending December 31, 2022 and 2023 an additional $15 million of Adjusted EBITDA per year resulting from growth in U.S. iGaming market volumes at a rate faster than that assumed in the base case. The foregoing prospective financial information is subject to significant judgments, risks and uncertainties and there can be no assurance that any such prospective results will be realized.

b.	The following is added immediately following the second full paragraph on page 142:

i.

The Company did not prepare or share with FTAC management any projections regarding the Company’s net income or net cash flows provided by (used in) operating activities, investing activities or financing activities. The Company believes that certain items included in the calculation of these measures could not be forecasted with reasonable accuracy and accordingly did not prepare calculations of these measures on a prospective basis.